UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cimpress plc

(Name of Issuer)

Ordinary Shares, par value €0.01 per share

(Title of Class of Securities)

G2143T103

(CUSIP Number)

November 20, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2143T103	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,058,904
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,058,904

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,904
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No. G2143T103	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,058,904
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,058,904

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,904
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G2143T103	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON The Spruce House Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,058,904
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,058,904

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,904
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G2143T103	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,873
	6	SHARED VOTING POWER 2,058,904
	7	SOLE DISPOSITIVE POWER 17,873
	8	SHARED DISPOSITIVE POWER 2,058,904

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,076,777
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. G2143T103	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,805
	6	SHARED VOTING POWER 2,058,904
	7	SOLE DISPOSITIVE POWER 16,805
	8	SHARED DISPOSITIVE POWER 2,058,904

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,709
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. G2143T103	Page 7 of 11 Pages

The Reporting Persons (as defined in Item 2(a) below) previously filed reports on Schedule 13D. Zachary Sternberg, the co-founder and managing member of the general partner of The Spruce House Partnership, has been a member of the board of directors (the “Issuer Board”) of Cimpress plc (the “Issuer”) since October 2017. Mr. Sternberg previously informed the Issuer of his decision not to stand for reelection to the Issuer Board at the Issuer’s 2024 Annual Meeting of Stockholders (the “Annual Meeting”) but that Mr. Sternberg would remain a member of the Issuer Board until the conclusion of the Annual Meeting. On November 20, 2024, the Issuer held its Annual Meeting and following the conclusion of the Annual Meeting, Mr. Sternberg ceased to be a member of the Issuer Board. As of the conclusion of the Annual Meeting, the Reporting Persons hold securities of the Issuer in the ordinary course of business without the purpose of or with the effect of changing or influencing the control of the Issuer and does not hold such securities in connection with or as a participant in any transaction having that purpose of effect.

Item 1.

(a)	Name of Issuer Cimpress plc

(b)	Address of Issuer’s Principal Executive Offices First Floor Building 3, Finnabair Business and Technology Park Dundalk, Co. Louth A91 XR61 Ireland

Item 2.

(a)	Name of Person Filing Spruce House Investment Management LLC Spruce House Capital LLC The Spruce House Partnership LLC Zachary Sternberg Benjamin Stein (collectively, the “Reporting Persons”)

(b)

Address of the Principal Office or, if none, residence

The address of the principal office of Reporting Person is

Spruce House Investment Management LLC

Spruce House Capital LLC

The Spruce House Partnership LLC

435 Hudson Street, Suite 804

New York, NY 10014

Zachary Sternberg

Benjamin Stein

c/o Spruce House Investment Management LLC

435 Hudson Street, Suite 804

New York, NY 10014

(c)

Citizenship

Spruce House Investment Management LLC – Delaware limited liability company

Spruce House Capital LLC – Delaware limited liability company

The Spruce House Partnership LLC – Delaware limited liability company

Zachary Sternberg – United States of America

Benjamin Stein – United States of America

(d)	Title of Class of Securities Ordinary shares, par value €0.01 per share

(e)	CUSIP Number G2143T103

CUSIP No. G2143T103	Page 8 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G2143T103	Page 9 of 11 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Spruce House Investment Management LLC - 2,058,904 shares

Spruce House Capital LLC - 2,058,904 shares

The Spruce House Partnership LLC - 2,058,904 shares

Zachary Sternberg - 2,076,777 shares

Benjamin Stein - 2,075,709 shares

(b)	Percent of class:

Spruce House Investment Management LLC – 8.2% Spruce House Capital LLC - 8.2% The Spruce House Partnership LLC - 8.2% Zachary Sternberg - 8.3% Benjamin Stein - 8.3%

(c)	Number of shares as to which Spruce House Investment Management LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	2,058,904	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	2,058,904	.

Number of shares as to which Spruce House Capital LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	2,058,904	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	2,058,904	.

CUSIP No. G2143T103	Page 10 of 11 Pages

Number of shares as to which The Spruce House Partnership LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	2,058,904	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	2,058,904	.

Number of shares as to which Zachary Sternberg has:

(i)	Sole power to vote or to direct the vote	17,873	,

(ii)	Shared power to vote or to direct the vote	2,076,777	,

(iii)	Sole power to dispose or to direct the disposition of	17,873	,

(iv)	Shared power to dispose or to direct the disposition of	2,076,777	.

Number of shares as to which Benjamin Stein has:

(i)	Sole power to vote or to direct the vote	16,805	,

(ii)	Shared power to vote or to direct the vote	2,075,709	,

(iii)	Sole power to dispose or to direct the disposition of	16,805	,

(iv)	Shared power to dispose or to direct the disposition of	2,075,709	.

Other than shares held directly by Messrs. Sternberg and Stein as set forth herein, all of the shares which the Reporting Persons may be deemed to beneficially own are held directly by The Spruce House Partnership. Spruce House Investment Management and Spruce House Capital are the investment advisor and general partner, respectively, to The Spruce House Partnership, and may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held directly by The Spruce House Partnership. By virtue of their positions with certain of the Reporting Persons, each of Messrs. Sternberg and Stein may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held directly by The Spruce Partnership. In addition, Mr. Sternberg and Mr. Stein directly own 17,873 and 16,805 shares, respectively, and have the sole power to vote and dispose of or direct the vote or disposition of such shares. Mr. Sternberg also holds performance stock units representing 5,128 shares, which were issued to him in his capacity as a former director of the Issuer and were not included in the calculations set forth herein.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. G2143T103	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2024	Spruce House Investment Management LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

Spruce House Capital LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

The Spruce House Partnership LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

/s/ Zachary Sternberg
Zachary Sternberg

/s/ Benjamin Stein
Benjamin Stein